100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2015-02

POLYMET REPORTS FISCAL 2015 RESULTS

St. Paul, Minn., April 21, 2015 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the year ended January 31, 2015. PolyMet controls 100 percent of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

HIGHLIGHTS OF YEAR TO JANUARY 31, 2015

•	Completion of the public review and comment period on the supplemental draft Environmental Impact Statement (SDEIS) on March 13, 2014.

•	U.S. Environmental Protection Agency EC-2 rating of the SDEIS, the highest rating for a mine proposal, so far as we are aware.

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The Minnesota Department of Natural Resources (MDNR), the U.S. Army Corps of Engineers and the U.S. Forest Service (the Co-lead Agencies) made substantial progress on responding to the 58,000 public comments received on the SDEIS. In October 2014, the Commissioner of the MDNR indicated at a public meeting that he thought preparation of the final EIS would be completed in the spring of 2015.

•	PolyMet advanced its Definitive Cost Estimate and Project Update.

•

PolyMet secured a $30 million loan facility from Glencore, which is expected to fund the company through fiscal 2016. PolyMet received the first tranche of $8 million prior to January 31, 2015 and the second tranche of $8 million on April 15, 2015. The remaining $14 million is scheduled to be drawn in two further tranches on or before July 1, 2015 and October 1, 2015. Glencore also agreed to a one-year extension of $25 million initial principal convertible debentures, originally issued in 2008, that were due September 30, 2014.

Reviewing the year, Jon Cherry, President and CEO of PolyMet stated, “Our 2015 fiscal year demonstrated significant progress as a result of a tremendous amount of hard work on the part of the PolyMet team and its technical and legal advisors as well as by the various state and federal government agencies and their advisors and consultants. We continue to enjoy strong support for the project statewide and especially on the Iron Range, where we can strengthen and diversify the economy of northeastern Minnesota and continue its mining heritage.”

Cherry continued, “Complete and thorough analysis and review of the extensive comments on the SDEIS has been essential in order for the Co-lead Agencies to develop a robust final EIS and lay the basis for permits to be issued. This groundwork places PolyMet in a strong position as we progress through completion of permitting, arranging finance and then to the ultimate objective of building and operating the NorthMet Project.”

GOALS AND OBJECTIVES FOR YEAR TO JANUARY 31, 2016

•	Publication of the final EIS in the Minnesota Environmental Quality Board Monitor and the Federal Register, which PolyMet anticipates will be in the summer of 2015.

•	Submission of permit applications around the same time as publication of the final EIS.

•	Decision on state permits within 150 days of application under state guidelines.

•	Records of Decision on the federal 404 Wetland Permit and the Land Exchange.

•	Completion of the Definitive Cost Estimate and Project Update.

•	Construction finance plan including commitment of debt prior to the issuance of permits but subject to typical conditions precedent, such as receipt of permits.

FINANCIAL HIGHLIGHTS OF FY 2015

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Loss for the year ended January 31, 2015 was $7.276 million compared with $8.132 million for the prior year period. General and administrative expenses excluding non- cash stock-based compensation in the year ended January 31, 2015 were $4.368 million compared with $4.957 million in the prior year period.

•	At January 31, 2015 PolyMet had cash and cash equivalents of $9.301 million compared with $32.790 million at January 31, 2014.

•	PolyMet invested $27.153 million into its NorthMet project during the year ended January 31, 2015, compared with $25.224 million in the prior year period.

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As of January 31, 2015 PolyMet had spent $85.4 million on environmental review and permitting, of which $78.9 million has been spent since the NorthMet Project moved from exploration to development stage.

Key Statistics

(in ‘000 US dollars, except per share amounts)

Balance Sheet	January 31, 2015	January 31, 2014

Cash & equivalents	$9,301	$32,790
Working capital (deficit) (see note)	(31,672)	30,095
Total assets	313,229	287,525
Total liabilities (see note)	120,853	91,193
Shareholders’ equity	192,376	196,332

Note: $33.451 million convertible debt shown as short-term liability although PolyMet anticipates the term will be extended or the debt will be converted on or before September 30, 2015.

	Year ended Jan 31,
Income Statement	2015	2014
General & administrative expense
excluding non-cash share-based
compensation	$4,368	$4,957
Non-cash share-based
compensation	$1,121	$1,697
Other Expenses	$1,787	$1,478
Income (loss) before tax	$(7,276)	$(8,132)
Recovery of future income tax	$-	$-

Income (loss) per share	$(0.03)	$(0.04)
Investing Activities
NorthMet Property	$27,153	$25,224
Weighted average shares outstanding	275,726,953	236,303,304

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities mentioned in this release. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended. These securities described in this release have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent an effective registration statement covering such securities or an applicable exemption from such registration requirements.

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2015 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.